SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NETMANAGE, INC.

Certain Options to Purchase Common Stock, Par Value $0.01 Per Share,
Having an Exercise Price Per Share of $1.50 or More

6411 44 308
(CUSIP Number of Class of Securities)

Michael R. Peckham
Senior Vice President, Chief Financial Officer
and Secretary
NetManage, Inc.
10725 N. DeAnza Blvd.
Cupertino, California 95014
(408) 973-7171

Copy to:
Timothy R. Curry, Esq.
Andy Hull, Esq.
O’ Melveny & Myers, LLP
990 Marsh Road
Menlo Park, Ca 94025
(650) 473-2627

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$$843.26

     •     The “transaction valuation” was calculated solely for purposes of determining the filing fee. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals .809%. For administrative ease, NetManage, Inc. has included in the calculation of fees above the total value of options to purchase shares of 69,050 that have in fact been exercised in part, as well as 744,531 options that are eligible for exchange under the terms of the Offer. Therefore, the filing fee paid is actually slightly higher that the amount actually due for the total options that remain outstanding.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer.      ☐

ITEM 1. SUMMARY TERM SHEET.
ITEM 2. SUBJECT COMPANY INFORMATION.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
ITEM 4. TERMS OF THE TRANSACTION.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
ITEM 10. FINANCIAL STATEMENTS.
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
Index to Exhibits
EXHIBIT (A)(1)
EXHIBIT (A)(2)
EXHIBIT (A)(3)
EXHIBIT (A)(4)
EXHIBIT (A)(5)
EXHIBIT (A)(6)
EXHIBIT (A)(7)
EXHIBIT (A)(8)
EXHIBIT (A)(9)
EXHIBIT (A)(10)
EXHIBIT (A)(11)
EXHIBIT (A)(12)
EXHIBIT (A)(13)
EXHIBIT (A)(14)
EXHIBIT (A)(15)
EXHIBIT (A)(16)
EXHIBIT (C)(1)
EXHIBIT (C)(2)
EXHIBIT (C)(3)
EXHIBIT (C)(4)

The filing of this Schedule TO shall not be construed as an admission by NetManage, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder.

ITEM 1.     SUMMARY TERM SHEET.

     The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated May 16, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

     (a)       The name of the issuer is NetManage, Inc., a Delaware corporation hereinafter referred to as the “Company”, “NetManage”, “we”, “us” or “our), the address of its principal executive offices is 10725 N. De Anza Blvd., Cupertino, California 95014, and its telephone number is (408) 973-7171. The information set forth in the Offer to Exchange under Section 11 (“Information Concerning NetManage”) is incorporated herein by reference.

     (b)       This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options held by current employees to purchase shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), with an exercise price per share of $1.50 or more that are currently outstanding under the 1992 Stock Option Plan (as amended and restated) (the “1992 Plan”) or the 1999 Non-statutory Stock Option Plan (the “1999 Plan,” and together with the 1992 Plan, collectively (the “Company Plans”), and individually a (“Company Plan”) (the “Eligible Options”) for new options (the “New Options”) to be granted under the Company Plans, to purchase shares of Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange, the related Election Form attached hereto as Exhibit (a)(2) (the “Election Form”) and the related Change of Election Form attached hereto as Exhibit (a)(3) (the “Change of Election Form”) and, together with the Offer to Exchange and the Election Form, as they may be amended or supplemented from time to time (the “Offer”).

     Each option holder who chooses to exchange any Eligible Options pursuant to the Offer will also be required to exchange all options granted to such option holder on or after November 15, 2002 regardless of exercise price (each a “Required Option”). Each New Option will be for the same number of shares as was purchasable under the corresponding Eligible Option or Required Option at the time of its acceptance for exchange and cancellation. Thus, for example, for every one hundred (100) shares of Common Stock purchasable under an Eligible Option or Required Option at the time of cancellation, the New Option granted in exchange will provide the right to purchase one hundred (100) shares of Common Stock.

     The information set forth in the Offer to Exchange in Section 9 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

     (c)      The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

     (a)       The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Exchange is incorporated herein by reference.

ITEM 4.     TERMS OF THE TRANSACTION.

     (a)       The information set forth in the Offer to Exchange on the introductory pages and under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Status of Eligible Options Not Exchanged”), Section 4 (“Procedures for Exchanging Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of New Options”), Section 10 (“New Options will Differ from Eligible Options and Required Options”), Section 13 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of Offer; Termination; Amendment”) and Section 19 (“Miscellaneous”) is incorporated herein by reference.

     (b)       The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     (a)       The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

     (b)       The information set forth on pages 79 to 82 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a)       The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

     (b)       The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 13 (“Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c)      The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)       The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

     (b)       The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

     (c)       Not applicable.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)       The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

     (b)       The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.     PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)       Not applicable.

ITEM 10.     FINANCIAL STATEMENTS.

     (a)       The information set forth in the Offer to Exchange under Section 11 (“Information Concerning NetManage”) and Section 18 (“Additional Information”), and on pages 43 to 77 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002 is incorporated herein by reference.

     (b)       Not applicable.

ITEM 11.     ADDITIONAL INFORMATION.

     (a)       The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b)       Not applicable.

ITEM 12.     EXHIBITS.

(a)	(1)	Offer to Exchange, dated May 16, 2003.
	(2)	Election Form.
	(3)	Change of Election Form.
	(4)	Email Announcement of Offer to Employees.
	(5)	Form of Notice to Tendering Option Holders.

	(6)	Presentation to Employees
	(7)	NetManage, Inc.. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2003, is incorporated herein by reference.
	(8)	Addendum for Employees in Canada.
	(9)	Addendum for Employees in France.
	(10)	Addendum for Employees in Germany.
	(11)	Addendum for Employees in Spain.
	(12)	Addendum for Employees in the Netherlands.
	(13)	Addendum for Employees in Italy.
	(14)	Addendum for Employees in the United Kingdom.
	(15)	Addendum for Employees in Israel.
	(16)	Reminder Notice to Employees.
(b)		Not applicable.
(c)	(1)	NetManage, Inc. 1992 Stock Option Plan (as amended and restated on December 24, 1992, July 22, 1993, February 14, 1995, March 25, 1996, April 18, 2000 and April 25, 2002).
	(2)	NetManage, Inc. 1999 Non-statutory Stock Option Plan (as amended and restated on April 2, 2002).
	(3)	Form of New Option Agreement pursuant to the NetManage, Inc. 1992 Stock Option Plan.
	(4)	Form of New Option Agreement pursuant to the NetManage, Inc. 1999 Non-statutory Stock Option Plan.
(d)		Not applicable.
(e)		Not applicable.

ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a)      Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NETMANAGE, INC.

/s/ MICHAEL R. PECKHAM Michael R. Peckham

Senior Vice President, Chief Financial Officer, and Secretary

Date:      May 16, 2003

Index to Exhibits

Exhibit Number		Description

(a)(1)	-	Offer to Exchange, dated May 16, 2003.

(a)(2)	-	Election Form.

(a)(3)	-	Change of Election Form.

(a)(4)	-	Email to Employees Announcing Offer to Exchange.

(a)(5)	-	Form of Notice to Tendering Option Holders.

(a)(6)	-	Presentation to Employees.

(a)(7)	-	NetManage, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2003, is incorporated herein by reference.

(a)(8)	-	Addendum for Employees in Canada.

(a)(9)	-	Addendum for Employees in France.

(a)(10)	-	Addendum for Employees in Germany.

(a)(11)	-	Addendum for Employees in Spain.

(a)(12)	-	Addendum for Employees in the Netherlands.

(a)(13)	-	Addendum for Employees in Italy.

(a)(14)	-	Addendum for Employees in the United Kingdom.

(a)(15)	-	Addendum for Employees in Israel.

(a)(16)	-	Reminder Notice to Employees

(c)(1)	-	NetManage, Inc. 1992 Stock Option Plan (as amended and restated on December 24, 1992, July 22, 1993, February 14, 1995, March 25, 1996, April 18, 2000, and April 25, 2002).

(c)(2)	-	NetManage, Inc. 1999 Non-statutory Stock Option Plan (as amended and restated on April 2, 2002).

(c)(3)	-	Form of New Option Agreement pursuant to the NetManage, Inc. 1992 Stock Option Plan.

(c)(4)	-	Form of New Option Agreement pursuant to the NetManage, Inc. 1999 Non-statutory Stock Option Plan.